Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

March 5, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Craig D. Wilson, Sr. Asst. Chief Accountant

Washington, D.C. 20549

RE:	Hawk Street Acquisition Corporation
Form 10-K for the year ended December 31, 2016
Filed April 17, 2017
Form 10-K/A, Amendment No. 1 for the year ended December 31, 2016
Filed February 28, 2018
File No. 000-55676

Ladies and Gentlemen:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the Amendment No. 2 to the Form 10-K for the fiscal year ended December 31, 2016 for Hawk Street Acquisition Corp. (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated March 2, 2018 (the “Comment Letter”) in response to the filing of the Amendment No. 1 to the Form 10-K/A for the fiscal year ended December 31, 2016 in February 2018. The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 10-K/A.

Item 9A. Controls and Procedures

Management’s Report of Internal Control over Financial Reporting

1.      We note your response to prior comment 4. It does not appear that you have disclosed any material weaknesses in the company’s internal control over financial reporting identified by management. Please advise or provide us with the material weaknesses and disclose in future filings. Refer to Item 308(a)(3) of Regulation S-K.

Response: In accordance with the comment made by the Staff of the Commission, the Company has revised its disclosures to disclose any material weaknesses in the company’s internal control over financial reporting identified by management.

*     *     *     *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form 10-K/A filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form 10-K/A.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be copied to jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis J. Lagman

Jarvis J. Lagman, Esq.
Cassidy & Associates

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